# SEC Schedule 13G/A (Amendment No. 14) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ESCALADE INC, CIK 0000033488
CUSIP: 296056104
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 817 MAXWELL AVE., 817 MAXWELL AVE., EVANSVILLE, Indiana (IN), 47711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000950123-11-011487
Filed by CIK 0001463197

## Reporting persons
- Griffin Patrick J: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 557,715.22; shared voting power 2,243,700.62; sole dispositive power 557,715.22; shared dispositive power 2,243,700.62; aggregate amount beneficially owned 2,801,415.85 (20.2% of the class)

## Item 1. Issuer
Name of issuer: ESCALADE INC
Address of issuer's principal executive offices: 817 MAXWELL AVE., 817 MAXWELL AVE., EVANSVILLE, INDIANA, 47711.

## Item 2. Person Filing
Name of person filing: Patrick J. Griffin
Address of principal business office or, if none, residence:
817 Maxwell Avenue
Evansville, IN 47711
Citizenship: U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,801,415.858 shares, including 5,617 restricted stock units that will vest in full on or before April 3, 2025. Mr. Griffin disclaims beneficial ownership interest of 1,326,736 shares owned by a family limited partnership and 2,000 shares owned by his adult son, except to the extent of his pecuniary interest therein. Mr. Griffin also disclaims beneficial ownership interest of 614,964.629 shares held in an irrevocable trust (previously owned by his late father) and of 300,000 shares held in a revocable trust owned by his mother, except to the extent of his pecuniary interest therein. Mr. Griffin is deemed to have an indirect beneficial ownership in the 914,964.629 shares held by such trusts due to his serving as a trustee and his mother being the beneficiary.
Percent of class: 20.18%
Sole power to vote or to direct the vote: 557,715.229
Shared power to vote or to direct the vote: 2,243,700.629
Sole power to dispose or to direct the disposition: 557,715.229
Shared power to dispose or to direct the disposition: 2,243,700.629

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Griffin Patrick J: /s/ PATRICK J. GRIFFIN, PATRICK J. GRIFFIN (02/14/2025)